UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            Commission File Number 0-14334
                                            Cusip Number            923333-10-8

(Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 11-K

[ ] Form 20-F              [ ] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

For Period Ended:          December 31, 2000

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:  Venus Exploration, Inc.

         Former name if applicable:_________________________________________

         Address of principal executive office (Street and number):

                  1250 N.E. Loop 410, Suite 205

         City, state and zip code:  San Antonio, Texas  78209


                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On February 27, 2003, the United States Bankruptcy Court for the Eastern District of Texas, Beaumont Division, considered the involuntary petition filed against Venus Exploration, Inc. ("Venus") and Venus' response to such petition filed on October 31, 2002. Venus subsequently had filed a "Notice of Consent to Entry of Order of Relief" on February 26, 2003, in which Venus admitted that the entry of an order for relief under Chapter 11 of the Bankruptcy Code was appropriate. Accordingly, the court entered an order for relief under Chapter 11 of the Bankruptcy Code against Venus.

     Venus does not presently have sufficient funds available to pay the cost of its annual audit and the other services that it would otherwise incur in connection with the preparation and filing of its Annual Report on Form 10-K. Further, the accounting and financial reporting personnel presently retained by Venus, who are critical to the preparation of a Form 10-K, have been primarily engaged in dealing with matters relating to Venus' bankruptcy. Venus intends to request from the SEC approval to allow modified Exchange Act reports to be filed during the period of time that it is subject to the jurisdiction of the Bankruptcy Court. During the Chapter 11 bankruptcy proceeding, Venus will be required to file monthly financial reports with the Bankruptcy Court in a form prescribed by such court. It is Venus' intention to file a copy of these reports monthly on Form 8-K during its Chapter 11 bankruptcy proceeding. In the event that the SEC requires Venus to continue reporting under the existing Exchange Act requirements, it will endeavor in good faith to file its Form 10-K as soon as is practicable in light of the limitations on its financial condition.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

              Terry F. Hardeman            210               930-4900
       -------------------------------     ---               --------
                    (Name)             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                     [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X] Yes      [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Venus has not had sufficient funds to enable it to retain auditors to prepare its annual audit, and, accordingly, its annual report for the period ended December 31, 2002 has not been completed. However, after taking into consideration adjustments for discontinued operations, Venus expects that its revenue for the year ended December 31, 2002 will be slightly higher than for the same period ended December 31, 2001, and that Venus' net loss for 2002 will be slightly smaller than its net loss for 2001.

                                    SIGNATURE

     Venus Exploration, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   April 1, 2003                    By:
                                            ----------------------------------
                                                  Terry F. Hardeman
                                                  Chief Accounting Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.